Via Facsimile and U.S. Mail
Mail Stop 6010


June 1, 2005


Mr. Dennis J. Curtin
Senior Vice President, Chief Financial Officer
E-Z-EM, Inc.
1111 Marcus Avenue
Lake Success, NY  11042

Re:	E-Z-EM, Inc.
	Form 10-K for the fiscal year ended May 29, 2004
	File No. 001-11479

Dear Mr. Curtin:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations - Segment Overview, page 31

1. We note, from your existing disclosure in MD&A and Notes to Consolidated Financial Statements, that you have a provision for rebates and that you accept returns. Please provide us the following:

a) Tell us if you have a reserve for product returns. If you do not have a reserve for them, provide us with an analysis showing why the reserve is not necessary.

b) Tell us the nature and amount of each accrual (e.g. rebates provision, product returns and any other significant discounts and allowances) at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.

c) Tell us the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.

d) To the extent that information you consider in c) is quantifiable, provide us both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period. if any.

e) If applicable, discuss any shipments to distributors made as a result of incentives and/or in excess of your distributors` ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

f) Provide us with a roll forward of the liability for each estimate for each period presented showing the following:

* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.

g) Where there are significant fluctuations in your accrual amount from period to period, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimates of these items had on your revenues and operations.
h) Tell us why you have not provided the above information in your MD&A to provide investors information about these critical accounting estimates.

Notes to Consolidated Financial Statements

Note D - Plant Closing and Operational Restructuring, page 82

2. Please tell us how the recognition of the $1,771,000 liability as of May 29, 2004 associated with severance costs met all of the criteria in paragraph 8 of FAS 146.

Note I - Income Taxes, page 85

3. We note, from your disclosures, that the valuation allowance represents more than half of your gross deferred tax assets, net of
gross deferred tax liabilities.   As you appear to have had
positive
earnings before income taxes in each of the three years presented in your statements of operations, please tell us why your valuation allowance is appropriate under GAAP, including, but not limited to, paragraphs 20, 21 and 25 of FAS 109.

Note S - Quarterly Results of Operations (Unaudited), page 104
4. Please tell us what circumstances are causing the first quarter net sales of each year including 2005 to be consistently lower than the fourth quarter net sales of the preceding year.

*    *    *    *

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
551-3652 or Oscar Young, Senior Staff Accountant, at (202) 551-
3622
if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Dennis J. Curtin
E-Z-EM, Inc.
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